

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 29, 2010

Janelle Edington
President and Chief Executive Officer
Multisys Language Solutions, Inc.
8045 Dolce Volpe Ave.
Las Vegas, NV 89178

   Re: Multisys Language Solutions, Inc.
     Revised Preliminary Proxy Statement on Schedule 14A
     Filed October 28, 2010
     File No. 000-53632

Dear Ms. Edington:

   We have completed our review of your filing and have no further comments at this time on the specific issues raised.

           Sincerely,

           Maryse Mills-Apenteng
           Special Counsel